Filed Pursuant to Rule 424(b)(3)

Registration No. 333-277103

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 28 DATED NOVEMBER 10, 2026

TO THE PROSPECTUS DATED APRIL 7, 2025

We are providing this Supplement No. 28 to you in order to supplement our prospectus dated April 7, 2025 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

Base Management Fee and the Total Return Incentive Fee Reduction for Non-Founder Shares

The following new disclosure is added to, and supplements, the following sections of the Prospectus and all other related disclosure throughout the Prospectus: “Prospectus Summary—Q: What are the fees that we pay to the Manager, the Sub-Manager, their respective affiliates and the Managing Dealer in connection with this offering?”, which appears on page 11 of the Prospectus; “Management—Base Management Fee and Total Return Incentive Fee” and “Management—Sub-Management Fees”, both of which first appear on page 108 of the Prospectus; and “Compensation of the Manager, the Sub-Manager and the Managing Dealer”, which first appears on page 137 of the Prospectus.

On November 9, 2026, the Company and CNL Strategic Capital Management, LLC (the “Manager”) entered into an Eighth Amended and Restated Management Agreement (the “Amended Management Agreement”) to reduce the base management fee and the total return incentive fee for non-founder shares commencing on January 1, 2027 (the “Effective Date”), as well as make certain other related changes. As set forth in more detail in the Amended Management Agreement, commencing on the Effective Date, (i) the base management fee rate applicable to non-founder shares will be lowered from 2.0% to 1.5% and (ii) the total return incentive fee rate applicable to non-founder shares will be lowered from 20% to 15% with the non-founder breakpoint reduced from 8.75% to 8.235%. The Annual Preferred Return applicable to the Total Return Incentive Fee remains unchanged at 7%.

In connection with the updates to the Amended Management Agreement described above, the Manager and the Sub-Manager concurrently entered into a Fourth Amended and Restated Sub-Management Agreement (the “Amended Sub-Management Agreement”) to make certain changes related to the sharing of the total return incentive fee with respect to non-founder shares between the Manager and the Sub-Manager. Commencing on the Effective Date, and each calendar year thereafter, the Amended Sub-Management Agreement provides that the Sub-Manager will receive (i) 50% of the base management fees payable under the Amended Management Agreement with respect to each share class (including both founder and non-founder shares) and (ii) with respect to the total return incentive fee payable under the Amended Management Agreement, with respect to each share class as determined separately for each share class: (A) 50% of the portion of such total return incentive fee attributable to the founder shares; (B) 50% of the portion of such total return incentive fee on each non-founder share attributable to the Total Return to Shareholders that is less than or equal to 11%, after consideration of the payment of the final total return incentive fee, for the applicable calendar year (the “LLCP Hurdle”); and (C) 80% of the portion of such total return incentive fee on each non-founder share attributable to the Total Return to Shareholders that exceeds the LLCP Hurdle; in each case, subject to any reduction or deferral of any such fees pursuant to the terms of the Expense Support and Conditional Reimbursement Agreement and subject to further reduction for the portion of monitoring fees attributable to us as described under the section entitled “Management—Sub-Management Agreement—Monitoring Fees.” Any deferral, waiver or other modification of the fees to be paid by the Company (including, without limitation, the manner and timing by which such fees are paid or payable by the Company) will require the prior written consent of the Sub-Manager.

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